February 4, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Filed February 24, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009

Filed April 28, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009

Filed July 28, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009

Filed October 29, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 11, 2009

File Number 001-10948

Dear Mr. Owings:

On behalf of Office Depot, Inc. (the “Company”), set forth below is the response of the Company to the Staff’s letter of comment dated January 29, 2010 relating to the above referenced filings.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Item 1. Business, page 2

1.	We note your response to comment one of our letter dated December 23, 2009. It appears from your response that the trademark registrations for the names Office Depot, Ativa, Foray and Realspace, “among others,” are material to your business. Please confirm that you will provide the required disclosure regarding these trademark registrations in future filings.

Response: In future filings, as appropriate, the Company will include disclosure regarding trademark registrations. The proposed disclosure will state:

Through its subsidiary, the Company holds trademark registrations domestically and worldwide and has numerous other applications pending worldwide for the name “Office Depot” and on “Ativa”, “Foray” and “Realspace”, among others. The Company considers the trademark for the Office Depot name the most significant trademark held by the Company because of its impact on market awareness across all of the Company’s businesses and on customers’ identification with the Company. As with all domestic trademarks, the trademark registrations in the United States are for a ten year period and are renewable every ten years, prior to their respective expirations, as long as the trademarks are used in the regular course of trade.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 15

Annual Cash Incentives (“Bonus Plan”), page 20

2.	We note your response to comment 14 of our letter dated December 23, 2009. However, we disagree with your characterization of Instruction 2 to Item 402(b) of Regulation S-K as requiring disclosure of actions regarding executive compensation that were taken after your last fiscal year “only insofar as such actions could affect” an investor’s understanding of executive compensation for that fiscal year. Instruction 2 to Item 402(b) indicates that such actions are only one example of actions regarding executive compensation that were taken after the end of your last fiscal year that should be addressed in your Compensation Discussion and Analysis. Therefore, to the extent that you discuss any targets that have been established, you should provide all relevant information regarding those targets. Accordingly, we re-issue comment 14 of our letter dated December 23, 2009.

Response: The Company acknowledges the Staff’s comment to include the quantified disclosure of the cash flow goal, the EBITDA-related goal and discussion of the qualitative goals established by the Compensation Committee for fiscal year 2009 (collectively, the “2009 Performance Goals”), but respectfully maintains that such disclosure is not required because it is not necessary for, or material to, an understanding of the compensation of the Company’s named executive officers in 2008. The Compensation Discussion and Analysis included in the Company’s proxy statement filed March 11, 2009 (the “Proxy Statement”) was prepared to provide investors with material information necessary for an understanding of the compensation paid to the Company’s named executive officers for fiscal year 2008.

Instruction 2 to Item 402(b) provides: “The Compensation Discussion and Analysis should be of the information contained in the tables and otherwise disclosed pursuant to this Item.” The Company has fully described and disclosed the 2008 annual financial performance targets of ROIC (return on invested capital) and EBIT (earnings before interest and taxes) used to determine bonuses under the 2008 Bonus Plan, as well as all other factors material to the named executive officers’ 2008 compensation in the Proxy Statement.

Instruction 2 to Item 402(b) goes on to provide: “The Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” In his October 9, 2007 speech entitled “Where’s the Analysis?,” former Director of the Division of Corporation Finance John W. White provided two examples of when a subsequent year’s performance targets might affect a fair understanding of a named executive officer’s compensation for the previous year: multi–year compensation plans and instances where targets vary materially from year–to–year. Neither of those examples is present here. The Staff has consistently not required disclosure of future year targets in circumstances such as those presented here. See correspondence regarding AOL Inc.’s File No. 001-34419, filed on September 16, 2009; Hornbeck Offshore Services, Inc.’s File No. 001-32108, filed on February 27, 2009; and Select Medical Holdings Corporation’s File No. 333-152514, filed on August 29, 2008.

In the Proxy Statement, the Company has disclosed the general terms of the 2009 Performance Goals to inform shareholders of changes to its compensation program in response to the unprecedented business environment that the Company and the global economy will face during fiscal year 2009. The 2009 Performance Goals that will be used to determine the amount of the bonus under the 2009 Bonus Plan did not affect how the Company made compensation determinations for 2008. In fact, targets for each year’s bonus plan are set by the Compensation Committee and are considered independently of those from the previous year.

The Company does intend to disclose the 2009 Performance Goals as part of the discussion and analysis of 2009 executive compensation in its proxy statement for its 2010 annual meeting of shareholders and intends to continue the practice of disclosing prior year performance targets in future filings, unless the Company determines that such disclosure would cause competitive harm to the Company. In addition, if in a future year the Company determines that information regarding the bonus plan performance targets established in such year is material to a fair understanding of the compensation paid to its named executive officers for the previous year, the Company will include such information in any filing in which the previous year’s compensation is required to be discussed.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

February 4, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Office Depot, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008

Filed February 24, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009

Filed April 28, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009

Filed July 28, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009

Filed October 29, 2009

Definitive Proxy Statement on Schedule 14A

Filed March 11, 2009

File Number 001-10948

Dear Mr. Owings:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated January 29, 2010 with respect to the above-referenced filings, Office Depot, Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (561) 438-2320 or Mark Hutchens, Sr. Vice President and Controller at (561) 438-7230.

Sincerely,

/s/ Michael D. Newman
Michael D. Newman
Executive Vice President and Chief Financial Officer